NAM TAI ELECTRONICS, INC.
New Monthly Sales Record of $83 Million in November 2005

VANCOUVER, CANADA – December 5, 2005 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) is pleased to announce that it once again achieved another monthly sales record of $83 million in November 2005. The previous single month sales record of $80 million just occurred in October 2005. The sales growth was mainly driven by the continued growth of the key component sub-assemblies business.

“We are very pleased with the continuous growth of our sales, which once again demonstrated Nam Tai’s success in increasing its market share in the key component sub-assemblies,” said Mr. Joseph Li, Chief Executive Officer of Nam Tai.

(Remarks: To avoid any confusion with the quarterly results, the Company will not announce any new monthly sales record for the last month of each quarter.)

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information.